EXHIBIT 12.1

THE PMI GROUP, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

	Nine Months Ended 9/30/08	Year Ended
		2007	2006	2005	2004	2003
	(In thousands, except for ratios)
Earnings
(Loss) income from continuing operations before income taxes	(1,027,279)	(1,255,204)	432,378	415,501	369,233	306,177
Less: Equity in losses (earnings) from unconsolidated subsidiaries	45,830	741,500	(127,309)	(97,885)	(83,554)	(4,597)
Add: Equity in (losses) earnings from unconsolidated subsidiaries with greater than 50% ownership	—	—	—	(942)	764	(31,096)
Add: Distributed earnings of subsidiaries with less than 50% ownership	100	18,317	17,439	7,190	1,007	157
Less: Interest capitalized, net of amortization expense	448	558	482	(3,296)	—	—
Add: Fixed charges	30,645	34,520	42,738	46,666	49,199	40,147

Total (losses) earnings	$(950,256)	$(460,309)	$365,728	$367,234	$336,649	$310,788

Fixed charges
Interest expense, distributions on mandatorily redeemable preferred securities and capitalized interest *	$29,698	$33,391	$40,234	$34,919	$34,552	$24,486
Interest expense of unconsolidated subsidiaries with greater than 50% ownership	—	—	—	9,781	12,744	12,389
Interest component of rent expense **	947	1,129	2,504	1,966	1,903	3,272

Total fixed charges	$30,645	$34,520	$42,738	$46,666	$49,199	$40,147

Ratio of earnings to fixed charges	***	***	8.56	7.87	6.84	7.74

*	2006 includes net costs to extinguish long-term debt
**	Represents an estimated interest factor
***	Total earnings were insufficient to cover fixed charges by $980.9 million for the nine months ended September 30, 2008 and $494.8 million for the year ended December 31, 2007. Total losses for the nine months ended September 30, 2008 included approximately $930.0 million increase in net loss reserves and a $103.6 million impairment of the investment in FGIC. Total losses for 2007 included approximately $760 million of increase in net loss reserves, a $39 million partial impairment of the investment in RAM Re and $36 million impairment of the deferred policy acquisition cost assets.